

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 3, 2015

Mark Nielsen
Executive Vice President, General Counsel and Secretary
Frontier Communications Corporation
401 Merritt 7
Norwalk, Connecticut 06851

  Re: Frontier Communications Corporation
    Form 10-K for Fiscal Year Ended December 31, 2014
    Response Dated August 18, 2015
    File No. 1-11001

Dear Mr. Nielsen:

  We have reviewed your August 18, 2015 response to our comment letter and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

1. We note response to comment number 2. In particular, we note your statement that for the residential and business portions of your operations, you do not calculate or use separate operating margins in order to manage the company. While you may not presently be calculating margins for the residential and business subdivisions, we note that you periodically reference internal margin analyses in your presentations to investors. Specifically, we note your discussions of the performance of your overall business through the lens of ARPC, as divided into four strata: residential/home office, small business, medium business, and enterprise. It appears that certain products and services, with different individual margins, are targeted towards specific strata. We also note that you have publically commented upon the different operating margins for each of the four strata as identified by management and have discussed the different revenue

and cost mixes for each of the strata. Here are two examples from your investor conferences in 2015:

- Stanford C Bernstein Strategic Decisions Conference, May 2015. Mr. McCarthy, CEO, discusses margin trends and margin variance between the residential/home office, small business, medium business, and enterprise strata. He further notes that "enterprise is more difficult to categorize as a single type of margin" and explains that CapEx becomes more important as some customers require dedicated systems.
- Goldman Sachs Leveraged Finance Conference, March 2015. Mr. Gianukakis, VP and Treasurer, discusses the impact programming costs have on video margins.

As mentioned above, considering that you share qualitative margin information about customer strata in earnings calls and industry presentations, please tell us why you are not required to include information of this nature in your MD&A to provide all investors with a better understanding of your operating performance.

Notes to Consolidated Financial Statements

Segment Information, page F-30

2.   Please revise to disclose revenues from external customers for each product or service or each group of similar products and services in accordance with ASC 280-10-50-40. If you believe this information is not required, please provide us with a detailed analysis supporting your conclusion.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications

cc: Jeffrey Conner